File No. 812-14126

Before the

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FOURTH AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

BENEFIT STREET PARTNERS BDC, INC., PROVIDENCE FLEXIBLE CREDIT ALLOCATION FUND, PROVIDENCE TMT DEBT OPPORTUNITY FUND II L.P., PECM STRATEGIC FUNDING L.P., PROVIDENCE DEBT FUND III L.P., PROVIDENCE DEBT FUND III MASTER (NON-US) L.P., BENEFIT STREET PARTNERS CAPITAL OPPORTUNITY FUND L.P.,  BENEFIT STREET PARTNERS SMA LM L.P., PROVIDENCE EQUITY CAPITAL MARKETS L.L.C.,  BENEFIT STREET PARTNERS L.L.C., BENEFIT STREET PARTNERS SMA-C L.P.

9 West 57th Street, 49th Floor

New York, NY 10019

(212) 588-6770

GRIFFIN-BENEFIT STREET PARTNERS BDC CORP.,

GRIFFIN CAPITAL BDC ADVISOR, LLC

1520 Grand Avenue

El Segundo, CA 90245

(310) 469-6100

All Communications, Notices and Orders to:

David Manlowe Chief Operating Officer Benefit Street Partners BDC, Inc. 9 West 57th Street, 49th Floor New York, NY 10019 (212) 588-6770	Kevin A. Shields President Griffin-Benefit Street Partners BDC Corp. 1520 Grand Avenue El Segundo, CA 90245 (310) 469-6100

Copies to:

Steven B. Boehm, Esq.

Cynthia M. Krus, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Street, N.W.

Washington, D.C. 20001

April 21, 2015

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

BENEFIT STREET PARTNERS BDC, INC., PROVIDENCE FLEXIBLE CREDIT ALLOCATION FUND, PROVIDENCE TMT DEBT OPPORTUNITY FUND II L.P., PECM STRATEGIC FUNDING L.P., PROVIDENCE DEBT FUND III L.P., PROVIDENCE DEBT FUND III MASTER (NON-US) L.P., BENEFIT STREET PARTNERS CAPITAL OPPORTUNITY FUND L.P.,  BENEFIT STREET PARTNERS SMA LM L.P., PROVIDENCE EQUITY CAPITAL MARKETS L.L.C., BENEFIT STREET PARTNERS L.L.C., BENEFIT STREET PARTNERS SMA-C L.P.

9 West 57th Street, 49th Floor
New York, NY 10019

GRIFFIN-BENEFIT STREET PARTNERS BDC CORP., GRIFFIN CAPITAL BDC ADVISOR, LLC

1520 Grand Avenue
El Segundo, CA 90245

File No. 812-14126
Investment Company Act of 1940

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FOURTH AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

I.             Summary of Application

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the Commission under the 1940 Act:

•                  Benefit Street Partners BDC, Inc. (“BSP BDC”),

•                  Providence Flexible Credit Allocation Fund (“Providence Flexible Credit”),

•                  Griffin-Benefit Street Partners BDC Corp. (“Griffin BSP”) together with BSP BDC and Providence Flexible Credit, the “Existing Regulated Funds”),

•                  Providence TMT Debt Opportunity Fund II L.P. (“Fund II”),

•                  PECM Strategic Funding L.P. (“Strategic Funding”),

•                  Providence Debt Fund III L.P. (“Fund III”),

•                  Providence Debt Fund III Master (Non-US) L.P. (“Fund III Offshore”),

•                  Benefit Street Partners Capital Opportunity Fund L.P. (“BSP Capital Fund”),

•                  Benefit Street Partners SMA LM L.P. (“Benefit Street LM”),

•                  Benefit Street Partners SMA-C L.P.  (“Benefit Street SMA-C,” and each of Fund II, Strategic Funding, Fund III, Fund III Offshore, BSP Capital Fund and Benefit Street LM is referred to as an “Existing Affiliated Fund” and collectively, the “Existing Affiliated Funds”),

•                  Providence Equity Capital Markets L.L.C. (“Fund II Affiliated Adviser”),

•                  Benefit Street Partners L.L.C. (“BSP Adviser”), and

•                  Griffin Capital BDC Advisor, LLC (“GBA”) and together with Fund II Affiliated Adviser, BSP Adviser, the Existing Regulated Funds and the Existing Affiliated Funds, the “Applicants”).

GBA serves as the investment adviser to Griffin BSP, while BSP Adviser serves as the sub-adviser to Griffin BSP and the investment adviser to BSP BDC, Providence Flexible Credit, Fund III, Fund III Offshore, BSP Capital Fund and Benefit Street LM. Fund II Adviser serves as the investment adviser to Fund II and Strategic Funding. BSP Adviser and GBA are not affiliated persons (as defined in the 1940 Act). The relief requested in this application (the “Application”) would permit a Regulated Fund1 and one or more other Regulated Funds and/or one or more Affiliated Funds2 to participate in the same investment opportunities through a proposed co-investment program (the “Co-Investment Program”) where such participation would otherwise be prohibited under Section 57(a)(4) and Rule 17d-1 by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an Adviser negotiates terms in addition to price (“Private Placement Securities”);3 and (b) making additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers (“Follow-On Investments”). “Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly

1  “Regulated Fund” means any of the Existing Regulated Funds and any Future Regulated Fund.  “Future Regulated Fund” means any closed-end management investment company (a) that is registered under the 1940 Act or has elected to be regulated as a BDC (as defined below), (b) whose investment adviser is a Providence Adviser, and (c) that intends to participate in the Co-Investment Program.  The term “Providence Adviser” means (a) BSP Adviser and (b) any future investment adviser, other than Providence Equity Partners L.L.C., that controls, is controlled by or is under common control with BSP Adviser and is registered under the Investment Advisers Act of 1940 (the “Advisers Act”). The term “Adviser” means any Providence Adviser and GBA. Providence Equity Partners L.L.C. is excluded from the definition of Adviser because none of its clients will participate in any Co-Investment Transaction.

2  “Affiliated Fund” means (a) the Existing Affiliated Funds and (b) any Future Affiliated Fund. “Future Affiliated Fund” means any entity (a) whose investment adviser is a Providence Adviser, (b) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, and (c) that intends to participate in the Co-Investment Program.

3  The term “private placement transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933, as amended (the “1933 Act”).

Owned Investment Sub) participated together with one or more other Regulated Funds and/or one or more Affiliated Funds in reliance on the requested Order.4  “Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

Any of the Regulated Funds may, from time to time, form a special purpose subsidiary (a “Wholly Owned Investment Sub”) (i) that is wholly-owned by a Regulated Fund (with the Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of the Regulated Fund; (iii) with respect to which the Regulated Fund’s Board5 has the sole authority to make all determinations with respect to the entity’s participation under the conditions to this Application; and (iv) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act.  Any future subsidiaries of the Regulated Funds that participate in Co-Investment Transactions will be Wholly Owned Investment Subs.

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.  Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.6

II.            Background

A. Existing Regulated Funds

1.  BSP BDC

BSP BDC was organized as a corporation under the General Corporate Laws of the State of Maryland in July 2011 for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company that intends to elect to be regulated as a business development company (“BDC”) under the 1940 Act.7   In connection with its initial public offering of common stock, on March 20, 2012 BSP BDC filed a registration statement on Form N-2 (the “BSP BDC Registration Statement”) to register its common stock under the 1933 Act.  BSP BDC intends to file a notice of its election to be regulated as a BDC under the 1940 Act on Form N-54A at the time the BSP BDC Registration Statement is declared effective.  BSP BDC intends to apply to have its common stock listed on a national securities exchange in connection with its initial public offering.  BSP BDC’s principal place of business is 9 West 57th Street, 49th Floor, New York, NY 10019.

4  No Non-Interested Director (as defined below) of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

5  The term “Board” refers to the board of directors or trustees, as applicable, of each of the Regulated Funds, including the board of directors of BSP BDC, the board of trustees of Providence Flexible Credit, and the board of directors of Griffin BSP, as applicable.

6   See, e.g., Massachusetts Mutual Life Insurance Co. (pub. Avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. Avail. July 28, 2000) and SMC Capital, Inc. (pub. Avail. Sept. 5, 1995).

7  Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

BSP BDC intends to make an election to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future.

BSP BDC’s Objectives and Strategies8 are to generate both current income and capital appreciation. BSP BDC seeks to achieve its Objectives and Strategies by primarily investing in secured debt including senior secured, unitranche and second lien debt) and unsecured debt (including senior unsecured and subordinated debt), as well as related equity securities issued by private U.S. middle market companies. Investment decisions for BSP BDC will be made by BSP Adviser in accordance with the policies approved by BSP BDC’s Board.  BSP BDC will have a five-member Board, of which three members will be Non-Interested Directors.9

2.  Providence Flexible Credit

Providence Flexible Credit is a closed-end management investment company registered under the 1940 Act that was organized as a Massachusetts business trust on June 18, 2013, pursuant to its Agreement and Declaration of Trust, which is governed by the laws of the Commonwealth of Massachusetts. In connection with its intended initial public offering, on August 7, 2013 Providence Flexible Credit filed a registration statement on Form N-2 to register its common stock under the 1933 Act.  Providence Flexible Credit intends to list its shares on the New York Stock Exchange. Providence Flexible Credit’s principal place of business is 9 West 57th Street, 49th Floor, New York, NY 10019.

Providence Flexible Credit intends to make an election to be treated for tax purposes as a RIC under the Code and intends to continue to make such election in the future.

Providence Flexible Credit’s Objectives and Strategies are to seek total return through a combination of current income and capital appreciation. Providence Flexible Credit will seek to achieve its investment objective by investing primarily in a broad, dynamically managed portfolio of (i) secured loans made primarily to companies whose debt is below investment grade quality; (ii) corporate bonds that are expected to be primarily high yield issues of below investment grade quality; and (iii) debt investment opportunities in middle market companies in the United States that are of below investment grade quality. Investment decisions for Providence Flexible Credit will be made by BSP Adviser in accordance with the policies approved by Providence Flexible Credit’s Board.  Providence Flexible Credit will have a Board with a majority of trustees that are Non-Interested Directors.

3.  Griffin BSP

Griffin BSP was organized as a corporation under the General Corporate Laws of the State of Maryland in May 2014 for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company that intends to elect to be regulated as a BDC under the 1940 Act. In connection with its intended initial offering of shares, on June 4, 2014, Griffin BSP filed a registration statement on Form N-2 to register its common stock under the 1933 Act (the “Griffin BSP Registration Statement”), as subsequently amended and

8  “Objectives and Strategies” means a Regulated Fund’s investment objectives and strategies, as described in the Regulated Fund’s registration statement on Form N-2, other filings the Regulated Fund has made with the Commission under the 1933 Act, or under the Securities Exchange Act of 1934, as amended, and the Regulated Fund’s reports to shareholders.

9  The term “Non-Interested Directors” as used in this application, refers to the directors or trustees, as applicable, of a Regulated Fund who are not “interested persons” of the Regulated Fund as defined in Section 2(a)(19) of the 1940 Act.

supplemented. On January 20, 2015, Griffin BSP filed a notice under Form N-54A to be subject to Sections 55 through 65 of the 1940 Act and filed a registration statement on Form 8-A to register its common stock under Section 12 of the Securities Exchange Act of 1934, as amended (the “1934 Act”). Accordingly, Griffin BSP is subject to the periodic reporting requirements under Section 13(a) of the 1934 Act. In addition, on January 20, 2015, the SEC declared the Griffin BSP Registration Statement effective.  Griffin Capital Securities, Inc. serves as Griffin BSP’s dealer manager, through which Griffin BSP is offering, on a continuous basis, up to 150,000,000 shares of common stock (with a minimum offering of 250,000 shares). Griffin BSP’s principal place of business is 1520 Grand Avenue, El Segundo, CA 90245. Griffin BSP intends to elect to be treated for tax purposes as a RIC under the Code, and intends to continue to make such election in the future.

Griffin BSP’s Objectives and Strategies are similar to the Objectives and Strategies of each of the other Regulated Funds. Griffin BSP’s investment objective is to generate both current income and capital appreciation. Griffin BSP seeks to achieve its investment objective by investing in secured debt (including senior secured, unitranche and second lien debt) and unsecured debt (including senior unsecured and subordinated debt), as well as equity and equity related securities issued by private U.S. companies primarily in the middle market or public U.S. companies with market equity capitalization of less than $250 million. Investment decisions for Griffin BSP are made by GBA, with BSP Adviser serving as sub-adviser, in accordance with the policies approved by Griffin BSP’s Board. Griffin BSP’s Board will consist of five members, a majority of whom will be Non-Interested Directors.

B. Existing Affiliated Funds

Each of the Affiliated Funds, described in more detail below, has, or will have, investment objectives and strategies that are similar to or that overlap with the Regulated Funds’ Objectives and Strategies. To the extent there is an investment that falls within the Objectives and Strategies of one or more Regulated Funds and the investment objectives and strategies of one or more Affiliated Funds, it is expected that a Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Funds.

Each of the Affiliated Funds would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act.

1. Fund II

Fund II was formed as a Cayman Islands limited partnership on September 3, 2009.  Fund II is a debt-focused fund, which seeks to make debt investments primarily in small to mid-sized companies primarily in the media, entertainment, education, communications and information industries. Fund II held its first close on September 30, 2009. The fair value of its assets is approximately $587,235,345.10 Fund II is managed by Fund II Affiliated Adviser.

2. Strategic Funding

Strategic Funding was formed as a Cayman Islands limited partnership on December 20, 2010.  Strategic Funding is a debt-focused fund, which seeks to invest in distressed companies in non-control transactions, secured and unsecured instruments in syndicated transactions, and

10  The fair value of assets provided for each of the Existing Affiliated Funds is determined in accordance with FASB ASC 820 and audited as of December 31, 2014.

privately negotiated debt deals primarily in U.S.-based middle market companies across various industries.  The fair value of its assets is $340,702,302.10 Strategic Funding is managed by Fund II Affiliated Adviser.

3. Fund III

Fund III was formed as a Delaware limited partnership on November 1, 2012.  Fund III is a debt-focused fund, which seeks to make debt investments primarily in U.S.-based middle market companies across various industries. The fair value of its assets as of December 31, 2014 is approximately $485,751,835.10  As of December 31, 2014, Fund III had closed on commitments totaling $1,174,445,000.  Fund III is managed by BSP Adviser.

4. Fund III Offshore

Fund III Offshore was formed as a Cayman Islands limited partnership on November 1, 2012.  Fund III Offshore is a debt-focused fund, which seeks to make debt investments primarily in small to mid-sized companies across various industries. The fair value of its assets as of December 31, 2014 is approximately $234,741,226.10 As of December 31, 2014, Fund III Offshore had closed on commitments totaling $625,555,000.  Fund III Offshore is managed by BSP Adviser.

5.  BSP Capital Fund

BSP Capital Fund was formed as a Delaware limited partnership on November 20, 2013.  BSP Capital Fund is a debt-focused fund, which seeks to make debt investments primarily in small to mid-sized companies across various industries. As of December 31, 2014, BSP Capital Fund had closed on commitments totaling $150,010,000. The fair value of its assets as of December 31, 2014 is approximately $101,476,879.  BSP Capital Fund is managed by BSP Adviser.

6. Benefit Street LM

Benefit Street LM was formed as a Delaware limited partnership on March 25, 2014.  Benefit Street LM seeks to make debt investments in U.S.-based middle market companies, larger cap issuers and real estate related companies across various industries and related equity securities and alongside one or more other funds managed or advised by BSP Adviser.  As of December 31, 2014, Benefit Street LM had closed on commitments totaling $200,500,000.  The fair value of its assets as of December 31, 2014 is approximately $40,416,439. Benefit Street LM is managed by BSP Adviser.

7. Benefit Street SMA-C

Benefit Street SMA-C was formed as a Delaware limited partnership on November 5, 2014. Benefit Street SMA-C seeks to make debt investments primarily in secured debt, unsecured debt, and related equity securities issued by primarily U.S.-based companies of any size capitalization and real estate related companies across various industries and related equity securities and alongside one or more other funds managed or advised by BSP Adviser. As of February 13, 2015, Benefit Street SMA-C had closed on commitments totaling $150,900,000. Benefit Street SMA-C is managed by BSP Adviser.

C.  Advisers

1. Fund II Affiliated Adviser

Fund II Affiliated Adviser serves as the investment manager to Fund II and to Strategic Funding. Fund II Affiliated Adviser is organized as a limited liability company under the laws of the state of Delaware.  Fund II Affiliated Adviser is registered as an investment adviser pursuant to section 203 of the Advisers Act.  BSP Adviser and Fund II Affiliated Adviser are controlled by the same individuals (collectively, the “Principals”).  In addition, Fund II Affiliated Adviser’s investment team is comprised of the same individuals that manage BSP Adviser.

2. BSP Adviser

BSP Adviser is organized as a limited liability company under the laws of the state of Delaware on February 22, 2011 and is privately held. BSP Adviser is registered with the Commission pursuant to Section 203 of the Advisers Act.

BSP Adviser serves as investment adviser to BSP BDC and Providence Flexible Credit pursuant to its respective investment advisory agreements with each and also serves as investment adviser to Fund III, Fund III Offshore, Benefit Street LM, and BSP Capital Fund. In addition, BSP Adviser serves as the sub-adviser to Griffin BSP pursuant to a sub-advisory agreement by and among Griffin BSP, GBA and BSP Adviser (as amended from time to time, the “Sub-Advisory Agreement”). Pursuant to the Sub-Advisory Agreement, BSP Adviser will identify, evaluate, negotiate and structure prospective investments for Griffin BSP, make investment and portfolio management recommendations for Griffin BSP (subject to approval by GBA), monitor the Griffin BSP investment portfolio and provide certain ongoing administrative services to GBA.

3.  GBA

GBA is organized as a limited liability company in the state of Delaware. GBA is not an affiliated person (as defined in the 1940 Act) of BSP Adviser. GBA is registered with the Commission pursuant to Section 203 of the Advisers Act.

As previously described, GBA will serve as Griffin BSP’s investment adviser and BSP Adviser will serve as Griffin BSP’s sub-adviser. In these respective roles, GBA will be responsible for the overall management of Griffin BSP’s activities, and BSP Adviser will be responsible for the day-to-day management of Griffin BSP’s investment portfolio, in each case consistent with their fiduciary duties. Importantly, the relationship between BSP Adviser and GBA will be arm’s length, and BSP Adviser will be able to withdraw from the Sub-Advisory Agreement on written notice.11 Although BSP Adviser will identify and recommend investments for Griffin BSP, prior to any investment by Griffin BSP, the Sub-Advisory Agreement will require BSP Adviser to present each proposed investment to GBA, which will have the authority to approve or reject any and all investments proposed for Griffin BSP by BSP Adviser. Through this authority to approve or reject any investment proposed by BSP Adviser, GBA will have ultimate authority with respect to the Griffin BSP’s investments, subject in each case to the oversight of Griffin-BSP’s Board.

11  The Sub-Advisory Agreement will also be terminable by Griffin BSP through its board of directors or a vote of its shareholders in accordance with Section 15(a) of the 1940 Act.

BSP Adviser has an investment committee through which it will carry out its obligation under condition 1 to make a determination as to the appropriateness of the Potential Co-Investment Transaction for Griffin BSP. In the case of a Potential Co-Investment Transaction, BSP Adviser would apply its allocation policies and procedures in determining the proposed allocation for Griffin BSP consistent with the requirements of condition 2(a). We note that BSP Adviser, as a registered investment adviser, has developed a robust allocation process as part of its overall compliance policies and procedures. BSP Adviser’s allocation process is designed to allocate investment opportunities fairly and equitably among its clients over time. While each BSP Adviser client may not participate in each investment opportunity because, for example, the client’s allocation would be less than its minimum investment size, over time each BSP Adviser client would participate in investment opportunities fairly and equitably. We note that GBA has adopted its own allocation policies and procedures, which incorporate BSP Adviser’s allocation policies and procedures. BSP Adviser would then notify GBA of the Potential Co-Investment Transaction and BSP Adviser’s recommended allocation for Griffin BSP. GBA would present the Potential Co-Investment Transaction and BSP Adviser’s proposed allocation to GBA’s investment committee for its approval. The GBA investment committee would review BSP Adviser’s recommendation for the Griffin BSP and would have the ability to ask questions of BSP Adviser and request additional information from BSP Adviser. If the GBA investment committee approved the investment for Griffin BSP, the investment and all relevant allocation information would then be presented to Griffin BSP’s Board for its approval in accordance with the conditions of this Application. Applicants believe the investment process between BSP Adviser and GBA, prior to seeking approval from Griffin BSP’s Board, is significant and provides for additional procedures and processes to ensure that Griffin BSP is being treated fairly in respect of Potential Co-Investment Transactions. These procedures are in addition to, and not instead of, the procedures required under the Conditions (as defined below).

Any other Adviser to an Affiliated Fund or a Regulated Fund will be registered as an investment adviser pursuant to the Advisers Act. Any Future Affiliated Fund will be advised by a Providence Adviser.

III.          Order Requested

The Applicants request the Order of the Commission under Sections 17(d) and 57(i) under the 1940 Act, and Rule 17d-1 under the 1940 Act to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), one or more Regulated Funds to be able to participate in Co-Investment Transactions with one or more other Regulated Funds and/or one or more Affiliated Funds.

The Regulated Funds and the Affiliated Funds seek relief to invest in Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act.  This Application seeks relief in order to (i) enable the Regulated Funds and the Affiliated Funds to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A. Section 17(d) and Section 57(a)(4)

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Similarly, with regard to BDCs, Section 57(a)(4) of the 1940 Act prohibits certain persons specified in Section 57(b) of the 1940 Act from participating in a joint transaction with a BDC or a company controlled by a BDC in contravention of rules as prescribed by the Commission. In particular Section 57(a)(4) of the 1940 Act applies to:

•                  Any director, officer, employee, or member of an advisory board of a BDC, or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to Section 2(a)(3)(C) of the 1940 Act; or

•                  Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC,12 or any person who is an affiliated person of any of the forgoing within the meaning of Section 2(a)(3)(C) or (D) of the 1940 Act.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person.  Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) of the 1940 Act a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company.  The Commission and its staff have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.13

Transactions effected as part of the Co-Investment Program would be prohibited by Section 17(d) or 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission. Section 57(b) applies to any investment adviser to a Regulated Fund, including a sub-adviser. Thus, BSP Adviser, in its role as sub-adviser to Griffin BSP, could be deemed to be a person related to Griffin BSP in a manner described by Section 57(b) and therefore BSP Adviser and its

12  Excluded from this category are the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not otherwise be under common control with the BDC.

13  See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) (“[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice…can the adviser realistically be deemed not in control.”).

Section 2(a)(3)(C) affiliates (most relevant, the Regulated Funds and Affiliated Funds that it and its affiliates advise) could be prohibited by Section 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program.

Each of the other Regulated Funds (excluding Griffin BSP) and the Affiliated Funds may be deemed to be affiliated persons of a Regulated Fund (excluding Griffin BSP) within the meaning of Section 2(a)(3)(C) by reason of common control because (i) BSP Adviser manages and may be deemed to control the Existing Regulated Funds, Fund III and Fund III Offshore, (ii) Fund II Affiliated Adviser manages and may be deemed to control Fund II and Strategic Funding, (iii) a Providence Adviser will manage and may be deemed to control any Future Affiliated Funds or Future Regulated Funds and (iv) BSP Adviser and Fund II Affiliated Adviser are both owned and controlled by the Principals. As a result, a Regulated Fund (excluding Griffin BSP) and one or more other Regulated Funds (excluding Griffin BSP) and/or one or more Affiliated Funds would be prohibited from participating in Co-Investment Transactions by Sections 17(d) or 57(a)(4) of the 1940 Act, and Rule 17d-1 of the 1940 Act.

B.            Rule 17d-1

Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) of the 1940 Act and made applicable to BDCs by Section 57(i) of the 1940 Act. Section 57(i) of the 1940 Act provides that, until the Commission prescribes rules under Section 57(a)(4) of the 1940 Act, the Commission’s rules under Section 17(d) of the 1940 Act applicable to registered closed-end investment companies will be deemed to apply. Because the Commission has not adopted any rules under Section 57(a)(4) of the 1940 Act, Rule 17d-1 under the 1940 Act applies.

Applicants seek relief pursuant to Rule 17d-1 under the 1940 Act, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1 under the 1940 Act, the Commission is directed by Rule 17d-1(b) under the 1940 Act to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d) of the 1940 Act, upon which Rule 17d-1 under the 1940 Act is based, and upon which Section 57(a)(4) of the 1940 Act was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching. See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq. The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) . . . is to prevent . . . injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.” Securities and

Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969). Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under section 17 of the 1940 Act, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.” H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

Applicants believe that the terms and conditions of this Application would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) of the 1940 Act were designed to prevent would be addressed and the standards for an order under Rule 17d-1 under the 1940 Act are met.

C.            Protection Provided by the Proposed Conditions

Applicants believe that the terms and conditions of the requested Order will ensure the protection of shareholders of the Regulated Funds and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions.  In particular, the Conditions, as outlined below, would ensure that each Regulated Fund would only invest in investments that are appropriate to the interests of shareholders and the investment needs and abilities of that Regulated Fund.  In addition, each Regulated Fund would be able to invest on equal footing with each other Regulated Fund and any Affiliated Funds, as applicable, including identical terms, conditions, price, class of securities purchased, settlement date, and registration rights.  Each Regulated Fund would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other conditions. Each Regulated Fund would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Fees and expenses of Co-Investment Transactions would be borne by the applicable Adviser, or shared pro-rata among the Regulated Funds and Affiliated Funds who participate in the Co-Investment Transactions.  The conditions would also prevent a Regulated Fund from investing in any current investments of an affiliated person, which eliminates the possibility of a Regulated Fund from being forced to invest in a manner that would benefit an affiliated person’s existing investment.  Also, sufficient records of the transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested order.

The Conditions impose a variety of duties on the Advisers with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Regulated Funds.  These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the Board of any Regulated Fund. In addition, when considering Potential Co-Investment Transactions for any Regulated Fund, the applicable Adviser will consider only the Objectives and Strategies, investment policies, investment positions, capital available for investment, and other pertinent factors applicable to that Regulated Fund.  The participation of a Regulated Fund in a Potential Co-Investment Transaction may only be approved by a required majority, as defined in Section 57(o) (a “Required Majority”), of the directors of the Board eligible to vote on that Co-Investment Transaction under Section 57(o) (the “Eligible Directors”).14

14  In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o).

The amount of each Regulated Fund’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Fund or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Affiliated Fund’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Fund’s directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.

As discussed above, although BSP Adviser will be responsible for identifying and evaluating investment opportunities, providing due diligence information with respect to prospective investments, recommending investments to GBA and negotiating and structuring Griffin BSP’s investments, GBA will oversee all investment activities and will be ultimately responsible for making all investment decisions with respect to Griffin BSP’s investment portfolio. Unlike a traditional relationship between a fund and its investment adviser, BSP Adviser is not controlled or managed by insiders of Griffin BSP or GBA and has no authority or ability to bind Griffin BSP.  Rather, in this instance, BSP Adviser recommends to GBA available investment opportunities on behalf of Griffin BSP. Thus, GBA does not have any conflict of interest when evaluating the investment opportunities proposed by BSP Adviser.

If the Providence Advisers or the Principals, or any person controlling, controlled by, or under common control with the Providence Advisers or the Principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as directed by an independent third party (such as the trustee of a voting trust or a proxy adviser) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in section 2(a)(42) of the 1940 Act.

Applicants believe that this condition will ensure that the Non-Interested Directors will act independently in evaluating the Co-Investment Program, because the ability of the Providence Advisers or the Principals to influence the Non-Interested Directors by a suggestion, explicit or implied, that the Non-Interested Directors can be removed will be limited significantly. The Non-Interested Directors shall evaluate and approve any such voting trust or proxy adviser, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

In sum, the Applicants believe that the proposed conditions would ensure that each Regulated Fund that participates in a Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants.  As a result, the Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions done in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the 1940 Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

With respect to each Wholly Owned Investment Sub, such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Fund or Regulated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act. Applicants request that each Wholly Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Fund  and that the Wholly Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly Owned Investment Sub. The Regulated Fund’s Board would make all relevant determinations under the conditions with regard to a Wholly Owned Investment Sub’s participation in a Co-Investment Transaction, and the Regulated Fund’s Board would be informed of, and take into consideration, any proposed use of a Wholly Owned Investment Sub in the Regulated Fund’s place. If the Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly Owned Investment Subs, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly Owned Investment Sub.

D.            Proposed Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1. Each time a Providence Adviser considers a Potential Co-Investment Transaction for an Affiliated Fund or another Regulated Fund that falls within a Regulated Fund’s then-current Objectives and Strategies, each Adviser to the Regulated Fund will make an independent determination of the appropriateness of the investment for such Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.                                      (a) If each Adviser to a Regulated Fund deems the participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, the Adviser (or Advisers if there are more than one) will then determine an appropriate level of investment for the Regulated Fund.

(b) If the aggregate amount recommended by the Adviser (or Advisers if there are more than one) to a Regulated Fund to be invested by the Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each party’s net asset value, up to the amount proposed to be invested by each.  The Adviser (or Advisers if there are more than one) to each participating Regulated Fund will provide the Eligible Directors of each participating Regulated Fund with information concerning each participating party’s net asset value to assist the Eligible Directors with their review of the Regulated Fund’s investments for compliance with these allocation procedures.

(c) After making the determinations required in conditions 1 and 2(a), the Adviser to the Regulated Fund (or Advisers if there are more than one) will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and Affiliated Fund) to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its  shareholders on the part of any person concerned;

(ii) the Potential Co-Investment Transaction is consistent with

(A) the interests of the shareholders of the Regulated Fund; and

(B) the Regulated Fund’s then-current Objectives and Strategies;

(iii) the investment by any other Regulated Funds or any Affiliated Funds would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of other Regulated Funds or Affiliated Funds; provided that, if any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B) the Adviser to the Regulated Fund (or Advisers if there are more than one) agrees to, and does, provide, periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C) any fees or other compensation that any Affiliated Fund or any Regulated Fund or any affiliated person of any Affiliated Fund or Regulated Fund receives in connection with the right of an Affiliated Fund or a Regulated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who each may, in turn, share its portion with its affiliated persons) and the participating Regulated Funds in accordance with the amount of each party’s investment; and

(iv) the proposed investment by the Regulated Fund will not benefit the Advisers, the Affiliated Funds or the other Regulated Funds or any affiliated person of any of them (other than the parties to the Co-

Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by section 17(e) or 57(k) of the 1940 Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The Adviser to the Regulated Fund (or Advisers if there are more than one)  will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for Follow-On Investments made in accordance with condition 8,15 a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Affiliated Fund, or any affiliated person of another Regulated Fund or Affiliated Fund is an existing investor.

6. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Fund. The grant to an Affiliated Fund or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met

7.                                      (a) If any Affiliated Fund or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Advisers will:

(i) notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii) formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b) Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Funds and Regulated Funds.

(c)  A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation

15  This exception applies only to Follow-On investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

of each Regulated Fund and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser to the Regulated Fund (or Advisers if there are more than one)  will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(d) Each Affiliated Fund and each Regulated Fund will bear its own expenses in connection with any such disposition.

8.            (a)  If any Affiliated Fund or any Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Advisers will:

(i)   notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii)  formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b)   A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the Adviser to the Regulated Fund (or Advisers if there are more than one) will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(c)          If, with respect to any Follow-On Investment:

(i)  the amount of the opportunity is not based on the Affiliated Funds’ and the Regulated Funds’ outstanding investments immediately preceding the Follow-On Investment; and

(ii)  the aggregate amount recommended by the Adviser(s) to be invested by each Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the participating Affiliated Funds in the same transaction, exceeds the amount of the opportunity;

then the amount invested by each such party will be allocated among them pro rata based on each party’s net asset value, up to the amount proposed to be invested by each;

(d) The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this Application.

9. The Non-Interested Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Non-Interested Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Non-Interested Directors will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

10. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f) of the 1940 Act.

11. No Non-Interested Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act), of an Affiliated Fund.

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Advisers under their respective investment advisory agreements with the Affiliated Funds and the Regulated Funds, be shared by the Regulated Funds and the Affiliated Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13. Any transaction fee16 (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by such Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Funds, the Advisers, the other Regulated Funds or any affiliated person of the Regulated Funds or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or

16  Applicants are not requesting and the staff of the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C), and (b) in the case of an Adviser, investment advisory fees paid in accordance with the agreement between the Adviser and the Regulated Fund or Affiliated Fund).

14. The Advisers will maintain written policies and procedures reasonably designed to ensure compliance with the foregoing conditions. These policies and procedures will require, among other things, that GBA will be notified of all Potential Co-Investment Transactions that fall within Griffin BSP’s then-current Objectives and Strategies and will be given sufficient information to make its independent determination and recommendations under conditions 1, 2(a), 7 and 8.

15. If the Providence Advisers, the Principals, any person controlling, controlled by, or under common control with the Providence Advisers or the Principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25% of the outstanding voting securities of a Regulated Fund (“Shares”), then the Holders will vote such Shares as directed by an independent third party (such as the trustee of a voting trust or a proxy adviser) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in section 2(a)(42) of the 1940 Act.

IV.          Statement in Support of Relief Requested

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the terms and conditions set forth in this Application.

A.            Potential Benefits

In the absence of the relief sought hereby, in some circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d) and Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

In cases where the Advisers identify investment opportunities requiring larger capital commitments, they must seek the participation of other entities with similar investment styles.  The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable each Regulated Fund to participate with one or more of the Affiliated Funds and the other Regulated Funds in larger financing commitments, which would, in turn, be expected to obtain discounted prices and increase income, expand investment opportunities and provide better access to due diligence information for the Regulated Funds.  Indeed, each Regulated Fund’s inability to co-invest with one or more of the Affiliated Funds and the other Regulated Funds could potentially result in the loss of beneficial investment opportunities for such Regulated Fund and, in turn, adversely affect such Regulated Fund’s shareholders. For example, a Regulated Fund may lose investment opportunities if the Adviser cannot provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by an Adviser due to a Regulated Fund’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the

Commission).  The Advisers expect that any portfolio company that is an appropriate investment for a Regulated Fund should also be an appropriate investment for one or more other Regulated Funds and/or one or more Affiliated Funds, with certain exceptions based on available capital or diversification. The Regulated Funds, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. Prior to relying on the requested relief, the Board of each Regulated Fund, including the Non-Interested Directors, will have determined that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund will be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund will be able to participate in larger transactions; (iii) the Regulated Fund will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment will have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund will be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the general terms and conditions of the proposed Order are fair to the Regulated Funds and their shareholders. The Board of each of the Regulated Funds, including the Non-Interested Directors, will determine prior to the Regulated Fund’s participation in the Co-Investment Program, that it is in the best interests of each Regulated Fund, respectively, and the shareholders of each to obtain the Order at the earliest possible time. For these reasons, prior to relying on the requested relief, the Board of each Regulated Fund will have determined that is proper and desirable for each Regulated Fund to participate in Co-Investment Transactions with the one or more other Regulated Funds and/or one or more Affiliated Funds.

B.            Protective Representations and Conditions

The terms and conditions set forth in this application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, all Regulated Funds and Affiliated Funds participating in the Co-Investment Transactions will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the applicable Adviser(s) will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund. With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated

Fund and Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that Regulated Fund’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund.  If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Fund’s Eligible Directors. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

The Applicants believe that participation by the Regulated Funds in pro rata dispositions and Follow-On Investments, as provided in conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness.  The Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2 under the 1940 Act, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

The foregoing analysis applies equally where a Wholly Owned Investment Sub is involved in a Co-Investment Transaction as each Wholly Owned Investment Sub will be treated as one company with its parent for purposes of this Application.

V.            Precedents

The Commission previously has issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in Private Placement Securities. See Garrison Capital Inc., et al. (File No. 812-14097) Investment Company Act Rel. No. 31373 (Dec. 15, 2014) (notice) and 31409 (Jan. 12, 2015) (order); TPG Specialty Lending, Inc., et al. (File No. 812-13980) Investment Company Act Rel. No. 31338 (November 18, 2014) (notice) and 31379 (December 16, 2014) (order); Monroe Capital Corporation, et al. (File No. 812-14028) Investment Company Act Rel. No. 31253 (Sept. 19, 2014) (notice) and 31286 (Oct.15, 2014) (order); Fifth Street Finance Corp., et al. (File No. 812-14132) Investment Company Act Rel. No. 31212 (August 14, 2014) (notice) and 31247 (September 9, 2014) (order), Solar Capital Ltd., et al. (File No. 812-14195) Investment Company Act Rel. No. 31143 (July 1, 2014) (notice) and 31187 (July 28, 2014) (order); WhiteHorse Finance, Inc., et al. (File No. 812-14120) Investment Company Act Rel. No. 31080 (June 12, 2014) (notice) and 31152 (July 8, 2014) (order); PennantPark Investment Corp., et. al. (File No. 812-14134) Investment Company Act Rel. No. 30985 (March 19, 2014) (notice) and 31015 (April 15, 2014) (order); NF Investment Corp., et al. (File No. 812-14161) Investment Company Act Rel. No. 30900 (January 31, 2014) (notice) and 30968 (February 26, 2014) (order); Prospect Capital Corp et. al. (File No. 812-14199) Investment Company Act Release No. 30855 (January 13, 2014) (notice) and 30909 (February 10, 2014) (order); Medley Capital Corporation, et. al. (File No. 812-14020) Investment Company Act Rel. No. 30769 (Oct. 28, 2013) (notice) and 30807 (Nov. 25, 2013) (order); Stellus Capital Investment Corporation, et. al. (File No. 812-14061) Investment Company Act Rel. No. 30739 (Sept. 30, 2013) (notice) and 30754 (Oct. 23, 2013) (order); FS Investment Corporation, et al., Investment Company Act Rel. No. 30511 (May 9, 2013) (notice) and 30548 (June 4, 2013) (order); Corporate Capital Trust, Inc. et. al.

(File No. 812-13844) Investment Company Act Rel. No. 30494 (April 25, 2013) (notice) and 30526 (May 21, 2013) (order).

One precedent involves a sub-adviser,17 and Applicants submit that the procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in that order and the other cited orders. Applicants further submit that the involvement of a sub-adviser does not raise any legal or policy concerns that are different from those considered in the precedent applications because the Sub-Advisory Agreement requires BSP Adviser to present each proposed investment by Griffin BSP to GBA, which has ultimate authority with respect to Griffin BSP’s investments.

VI.          Procedural Matters

Pursuant to Rule 0-2(f) under the 1940 Act, each Applicant states that its address is as indicated below:

David Manlowe

Chief Operating Officer

Benefit Street Partners BDC, Inc.

9 West 57th Street, 49th Floor

New York, NY 10019

The Applicants further state that all written or oral communications concerning this Application should be directed to:

Steven B. Boehm, Esq.

Cynthia M. Krus, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Street, N.W.

Washington, D.C. 20001

The Applicants desire that the Commission issue an Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

The verifications required by Rule 0-2(d) of the 1940 Act are attached hereto as Exhibit A.

Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

17  See Corporate Capital Trust, Inc. et. al. (File No. 812-13844) Investment Company Act Rel. No. 30494 (April 25, 2013) (notice) and 30526 (May 21, 2013) (order).

VII.         Request for Order of Exemption

For the foregoing reasons, the Applicants request that the Commission enter an Order under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act granting Applicants the relief sought by the Application.  Applicants submit that the requested exemption is consistent with the protection of investors.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 21st of April, 2015.

BENEFIT STREET PARTNERS BDC, INC.

By:	/s/David Manlowe
Name:	David Manlowe
Title:	Chief Operating Officer

PROVIDENCE FLEXIBLE CREDIT ALLOCATION FUND

By:	/s/ Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

GRIFFIN-BENEFIT STREET PARTNERS BDC CORP.

By:	/s/ Kevin A. Shields
Name:	Kevin A. Shields
Title:	Chairman and President

PROVIDENCE TMT DEBT OPPORTUNITY FUND II L.P.

By:	/s/ Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

PECM STRATEGIC FUNDING L.P.

By:	/s/ Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

PROVIDENCE DEBT FUND III L.P.

By:	/s/ Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

PROVIDENCE DEBT FUND III MASTER (NON-US) L.P.

By:	/s/ Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BENEFIT STREET PARTNERS CAPITAL OPPORTUNITY FUND L.P.

By:	/s/ Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BENEFIT STREET PARTNERS SMA LM L.P.

By:	/s/ Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

PROVIDENCE EQUITY CAPITAL MARKETS L.L.C.

By:	/s/ Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BENEFIT STREET PARTNERS L.L.C.

By:	/s/ Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

GRIFFIN CAPITAL BDC ADVISOR, LLC

By:	/s/ Kevin A. Shields
Name:	Kevin A. Shields
Title:	Authorized Person

BENEFIT STREET PARTNERS SMA-C L.P.

By:	/s/ Glenn Mitchell
Name:	Glenn Mitchell
Title:	Authorized Person

EXHIBIT A

VERIFICATIONS

The undersigned states that he has duly executed the attached Application dated as of April 21, 2015 for and on behalf of Benefit Street Partners BDC, Inc.; that he is the Chief Operating Officer of such company; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

/s/ David Manlowe
Name:	David Manlowe
Title:	Chief Operating Officer

The undersigned states that he has duly executed the attached Application dated as of April 21, 2015 for and on behalf of Providence Flexible Credit Allocation Fund; that he is the Chief Financial Officer of such company; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

By:	/s/ Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Chief Financial Officer

The undersigned states that he has duly executed the attached Application dated as of April 21, 2015 for and on behalf of Griffin-Benefit Street Partners BDC Corp.; that he is the President of such company; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

By:	/s/ Kevin A. Shields
Name:	Kevin A. Shields
Title:	President

The undersigned states that he has duly executed the attached Application dated as of April 21, 2015 for and on behalf of Providence TMT Debt Opportunity Fund II L.P., PECM Strategic Funding L.P., Providence Debt Fund III L.P., Providence Debt Fund III Master (Non-us) L.P., Benefit Street Partners Capital Opportunity Fund L.P., Benefit Street Partners SMA LM L.P., Providence Equity Capital Markets L.L.C., Benefit Street Partners L.L.C. and Griffin Capital BDC Advisor, LLC; that he has been authorized by Providence TMT Debt Opportunity Fund II L.P., PECM Strategic Funding L.P., Providence Debt Fund III L.P., Providence Debt Fund III Master (Non-us) L.P., Benefit Street Partners Capital Opportunity Fund L.P., Benefit Street Partners SMA LM L.P., Providence Equity Capital Markets L.L.C., Benefit Street Partners L.L.C. and Griffin Capital BDC Advisor, LLC to execute the attached Application in the name of and/or on behalf of Providence TMT Debt Opportunity Fund II L.P., PECM Strategic Funding L.P., Providence Debt Fund III L.P., Providence Debt Fund III Master (Non-us) L.P., Benefit Street Partners Capital Opportunity Fund L.P., Benefit Street Partners SMA LM L.P., Providence Equity Capital Markets L.L.C., Benefit Street Partners L.L.C. and Griffin Capital BDC Advisor, LLC; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

PROVIDENCE TMT DEBT OPPORTUNITY FUND II L.P.

By:	/s/ Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

PECM STRATEGIC FUNDING L.P.

By:	/s/ Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

PROVIDENCE DEBT FUND III L.P.

By:	/s/ Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

PROVIDENCE DEBT FUND III MASTER (NON-US) L.P.

By:	/s/ Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BENEFIT STREET PARTNERS CAPITAL OPPORTUNITY FUND L.P.

By:	/s/ Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BENEFIT STREET PARTNERS SMA LM L.P.

By:	/s/ Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

PROVIDENCE EQUITY CAPITAL MARKETS L.L.C.

By:	/s/ Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BENEFIT STREET PARTNERS L.L.C.

By:	/s/ Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

GRIFFIN CAPITAL BDC ADVISOR, LLC

By:	/s/ Kevin A. Shields
Name:	Kevin A. Shields
Title:	Authorized Person

The undersigned states that he has duly executed the attached Application dated as of April 21, 2015 for and on behalf of Benefit Street Partners SMA-C L.P; that he has been authorized by Benefit Street Partners SMA-C L.P to execute the attached Application in the name of and/or on behalf of Benefit Street Partners SMA-C L.P; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

BENEFIT STREET PARTNERS SMA-C L.P.

By:	/s/ Glenn Mitchell
Name:	Glenn Mitchell
Title:	Authorized Person

EXHIBIT B

Resolutions of the Board of Directors of Benefit Street Partners BDC, Inc.

WHEREAS, the Board of Directors has reviewed the Company’s Co-Investment Exemptive Application (the “Exemptive Application”), a copy of which is attached hereto as Exhibit A, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Sections 57(a)(4) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 57(a)(4) of the Act.

NOW, THEREFORE, BE IT RESOLVED, that the officers, shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto as Exhibit A; and

FURTHER RESOLVED, that the officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that the officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

(Adopted on February 22, 2013)

EXHIBIT C

Resolutions of the Sole Trustee of Providence Flexible Credit Allocation Fund

WHEREAS, the Sole Trustee has reviewed the Company’s Co-Investment Exemptive Application (the “Exemptive Application”), a copy of which is attached hereto as Exhibit A, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Sections 57(a)(4) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 57(a)(4) of the Act.

NOW, THEREFORE, BE IT RESOLVED, that the officers, shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto as Exhibit A; and

FURTHER RESOLVED, that the officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that the officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

(Adopted on January 24, 2014)

EXHIBIT D

Resolutions of the Board of Directors of Griffin-Benefit Street Partners BDC Corp.

WHEREAS, the Board of Directors has reviewed the Company’s Co-Investment Exemptive Application (the “Exemptive Application”), a copy of which is attached hereto as Exhibit A, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Sections 57(a)(4) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 57(a)(4) of the Act.

NOW, THEREFORE, BE IT RESOLVED, that the officers, shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto as Exhibit A; and

FURTHER RESOLVED, that the officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that the officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

(Adopted on July 18, 2014)